Exhibit 99.1

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 CNinsure Reports Third Quarter 2014 Unaudited Financial Results

— Quarterly Net Revenues Beat Guidance, Up 25.9%

GUANGZHOU, China, November 25, 2014 (GLOBE NEWSWIRE) -- CNinsure Inc, (Nasdaq: CISG), (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced its unaudited financial results for the third quarter ended September 30, 20141.

Financial Highlights for Third Quarter of 2014

●	Total net revenues: RMB542.3 million (US$88.4 million), representing an increase of 25.9% from the corresponding period in 2013.

●	Operating income: RMB0.9 million (US$0.1 million), representing a decrease of 50.5% from the corresponding period in 2013.

●	Adjusted operating income[2]: RMB17.9 million (US$2.9 million), representing an increase of 98.7% from the corresponding period in 2013.

●	Net income attributable to the Company’s shareholders: RMB34.8 million (US$5.7 million), representing an increase of 20.0% from the corresponding period in 2013.

●	Basic and diluted net income per ADS: RMB0.70 (US$0.11) and RMB0.69 (US$0.11), respectively, representing an increase of 19.8% and 19.3% from the corresponding period in 2013, respectively.

Business Highlights:

●	CNpad: As of September 30, 2014, 40,350 copies of CNpad application (“CNpad App”) had been downloaded and activated and there were 21,933 CNpad App users (defined as those who have made at least one transaction through CNpad App on their mobile devices since downloading the CNpad App). For the nine months ended September 30 2014, insurance premiums generated through CNpad App were RMB785.8 million, up 800% year-over-year and revenues derived from CNpad App were 173.8 million, accounting for 11.4% of our total net revenues.

1This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.1380 to US$1.00, the effective noon buying rate as of September 30, 2014 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

2 Adjusted operating income is defined as operating income excluding expenses incurred by online/mobile initiatives including CNpad, eHuzhu and chetong.net.

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During the third quarter of 2014, total expenses associated with CNpad were RMB8.4 million (US$1.4 million), representing an increase of 15.9% from RMB7.3 million for the corresponding period in 2013.

●	Chetong.net: On August 28, 2014, the Company launched chetong.net, an O2O auto insurance after-sales service platform dedicated to offering location-based auto services such as car accident inspections, loss assessment, emergency assistance, quick repair, and valet driving, for beta-testing. As of September 30, 2014, the total number of service representatives registered on the platform was 3,218 and the service network covered 201 prefecture-level cities.

During the third quarter of 2014, total expenses associated with chetong.net were RMB1.1 million (US$0.2 million).

●	eHuzhu: As of September 30, 2014, the total number of paying members of eHuzhu, an online mutual aid platform launched by CNinsure on July 3, 2014, reached 146,161 and the total fund balance under the platform was RMB1.2 million (US$0.2 million).

During the third quarter of 2014, total expenses associated with eHuzhu were RMB7.6 million (US$1.2 million).

Commenting on the third quarter financial results, Mr. Chunlin Wang, CNinsure’s chief executive officer, stated, “We are pleased to report 25.9% year-over-year revenue growth in the third quarter of 2014, far exceeding our guidance of 15%. This stellar growth was mainly driven by the strong performance of our property and casualty insurance agency business and insurance brokerage business, and also reflects increasing premium contributions from CNpad App since it was made available for free download in May 2014. During the third quarter of 2014, revenues generated via CNpad App grew by 618.5% year-over-year, accounting for 14.2% of our total net revenues.

“Operationally, we continued to see exciting progress in our O2O strategic initiatives. eHuzhu and chetong.net, since their launch in July and August, respectively, have witnessed vigorous growth in terms of the number of registered members. While these initiatives require continuous investments in both IT infrastructure and talent, which have and may continue to impact our bottom line in the near term, we believe these strategic investments will further extend our core competence and position us for sustainable profit growth over the long run.”

Changes in Segment Reporting

In the first quarter of 2014, the Company realigned its financial reporting structure into four business segments that more accurately reflect its organizational structure and changing business mix. Historical results reflecting the new business segments for the corresponding period of the previous year are also presented in the Company’s interim financial statements. Under the realigned business structure, the four business segments are as follows:

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(1) insurance agency business segment, which mainly consists of providing agency services for property and casualty (“P&C”) insurance products and life insurance products to individual clients,

(2) insurance brokerage business segment, which mainly consists of providing P&C and life insurance brokerage services to institutional clients,

(3) claims adjusting segment, which consists of providing pre-underwriting survey, claim adjusting, disposal of residual value, loading and unloading supervision and consulting services, and

(4) other services, which include non-insurance related services which we provided in 2013.

Financial Results for the Third Quarter of 2014

Total net revenues were RMB542.3 million (US$88.4 million) for the third quarter of 2014, representing an increase of 25.9% from RMB430.6 million for the corresponding period in 2013.

Net revenues of insurance agency business were RMB404.7 million (US$65.9 million) for the third quarter of 2014, representing an increase of 18.2% from RMB342.4 million for the corresponding period in 2013. The increase was primarily driven by a 22.4% increase in net revenues derived from the P&C insurance agency business, offset by a 7.2% decline in net revenues derived from the life insurance agency business. The growth of the P&C insurance agency business was primarily due to a 26.9% growth in sales volume, attributable to both solid organic growth and contributions from the acquisitions of three insurance agencies in the third quarter of 2014, offset by a slight decline in the commission rates that we received from the insurance companies for which we act as their agents. The decrease in net revenues derived from the life insurance agency business was primarily due to a decline in renewal commission resulting from a decline in new policy sales in the past two years and a decline in commissions derived from the sales of short term life insurance products, albeit a moderate increase in commissions derived from new long term life insurance policy sales. Revenues generated from the insurance agency business accounted for 74.6% of total net revenues.

Net revenues of insurance brokerage business were RMB67.8 million (US$11.0 million) for the third quarter of 2014, representing an increase of 215.6% from RMB21.5 million for the corresponding period in 2013. The increase was primarily attributable to 1) an increase in our customer base as a result of efforts to expand sales channels, develop innovative product offerings and cultivate markets in the past three years and 2) the low base in this segment during the third quarter of 2013. Revenues generated from the insurance brokerage business accounted for 12.5% of total net revenues.

Net revenues of claims adjusting business were RMB69.9 million (US$11.4 million) for the third quarter of 2014, representing an increase of 9.5% from RMB63.8 million for the corresponding period in 2013. Revenues generated from the claims adjusting business accounted for 12.9% of total net revenues.

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Total operating costs and expenses were RMB541.5 million (US$88.2 million) for the third quarter of 2014, representing an increase of 26.3% from RMB428.8 million for the corresponding period in 2013.

Total operating costs were RMB418.1 million (US$68.1 million) for the third quarter of 2014, representing an increase of 31.7% from RMB317.3 million for the corresponding period in 2013. The increase was primarily due to sales growth.

Costs of insurance agency business were RMB318.8 million (US$51.9 million) for the third quarter of 2014, representing an increase of 22.0% from RMB261.4 million for the corresponding period in 2013, primarily driven by a 26.4% increase in costs for the P&C insurance agency business and offset by a 7.6% decrease in costs for the life insurance agency business. The growth in costs for the P&C insurance agency business was largely in line with the growth in net revenues of P&C insurance agency business while the decline in costs for the life insurance business was primarily attributable to a decline in costs associated with the life insurance renewal business. Costs incurred by the insurance agency business accounted for 76.3% of operating costs.

Costs of insurance brokerage business were RMB54.4 million (US$8.9 million) for the third quarter of 2014, representing an increase of 239.1% from RMB16.0 million for the corresponding period in 2013. The increase was primarily due to sales growth. Costs incurred by the insurance brokerage business accounted for 13.0% of operating costs.

Costs of claims adjusting business were RMB44.9 million (US$7.3 million) for the third quarter of 2014, representing an increase of 19.6% from RMB37.5 million for the corresponding period in 2013. The increase was primarily attributable to sales growth and increased salaries for claims adjustors. Costs incurred by the claims adjusting business accounted for 10.7% of operating costs.

Selling expenses were RMB27.0 million (US$4.4 million) for the third quarter of 2014, representing a decrease of 1.4% from RMB27.3 million for the corresponding period in 2013. This represents a decline in staff salary and social security contributions as a result of combining the operations of our P&C insurance and life insurance businesses in the fourth quarter of 2013, offset by increases in vehicle, office and marketing expenses.

General and administrative expenses were RMB96.4 million (US$15.7 million) for the third quarter of 2014, representing an increase of 14.6% from RMB84.2 million for the corresponding period in 2013. The increase was primarily due to:

(1) a 135.6% increase in expenses incurred by CNpad, eHuzhu and chetong.net from RMB7.2 million in the third quarter of 2013 to RMB17.0 million (US$2.8 million) for the corresponding period in 2014; offset by

(2) a 39.9% decrease in share-based compensation expenses, from RMB7.6 million for the third quarter of 2013 to RMB4.6 million (US$0.7 million) for the third quarter of 2014. Share-based compensation expenses were mainly associated with stock options granted to certain employees in March 2012, which were recognized on an accelerated basis and such expenses are expected to decrease each year after the grant.

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As a result of the preceding factors, income from operations was RMB0.9 million (US$0.1 million) for the third quarter of 2014, representing a decrease of 50.5% from RMB1.8 million for the corresponding period in 2013.

Operating margin was 0.2% for the third quarter of 2014, compared with 0.4% for the corresponding period in 2013.

Adjusted operating income which excludes spending associated with online and mobile initiatives was RMB17.9 million (US$2.9 million), representing an increase of 98.7% from RMB9.0 million for the corresponding period in 2013.

Adjusted operating margin was 3.3%, compared with 2.1% for the corresponding period in 2013.

Investment income was RMB8.8 million (US$1.4 million) for the third quarter of 2014, representing an increase of 190.9% from RMB3.0 million for the corresponding period in 2013. The increase was primarily attributable to an increase in short term investment products.

Interest income was RMB19.5 million (US$3.2 million) for the third quarter of 2014, representing a decrease of 6.2 % from RMB20.7 million for the corresponding period in 2013. The decrease in interest income was primarily due to a decrease in term deposits as a result of the increased short-term investment.

Income tax expense was RMB4.2 million (US$0.7 million) for the third quarter of 2014, representing a decrease of 11.7% from RMB4.7 million for the corresponding period in 2013. The effective tax rate for the third quarter of 2014 was 13.9% compared with 17.6% for the corresponding period in 2013. The decrease in effective tax rate was primarily due to a tax exemption for two years and a 50% tax reduction for the succeeding three years enjoyed by one of our subsidiaries starting from January 1, 2014.

Share of income of affiliates was RMB8.0 million (US$1.3 million) for the third quarter of 2014, representing an increase of 28.1% from RMB6.2 million for the corresponding period in 2013, mainly representing an increase of profits from Sincere Fame International Limited, in which we own 20.6% of the equity interests.

Net income attributable to the Company’s shareholders was RMB34.8 million (US$5.7 million) for the third quarter of 2014, representing an increase of 20.0% from RMB29.0 million for the corresponding period in 2013.

Net margin was 6.4% for the third quarter of 2014 compared with 6.7% for the corresponding period in 2013.

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Basic and diluted net income per ADS were RMB0.70 (US$0.11) and RMB0.69 (US$0.11) for the third quarter of 2014, respectively, representing increases of 19.8% and 19.3% from RMB0.58 and RMB0.58 for the corresponding period in 2013, respectively.

Adjusted EBITDA3 was RMB26.5 million (US$4.3 million) for the third quarter of 2014, representing a decrease of 5.4% from RMB28.0 million for the corresponding period in 2013.

Adjusted EBITDA margin was 4.9% for the third quarter of 2014, compared with 6.5% for the corresponding period in 2013.

Diluted adjusted EBITDA per ADS was RMB0.53 (US$0.09) for the third quarter of 2014, representing a decrease of 5.9% from RMB0.56 for the corresponding period in 2013.

As of September 30, 2014, the Company had RMB2.0 billion (US$327.1 million) in cash and cash equivalents.

Other Business Highlight:

●	As of September 30, 2014, CNinsure’s distribution and service network consisted of 548 sales and services outlets operating in 28 provinces, compared with 476 sales and service outlets operating in 27 provinces as of September 30, 2013. CNinsure had 57,143 sales agents and 1,473 professional claims adjustors as of September 30, 2014, compared with 50,356 sales agents and representatives, and 1,341 professional claims adjustors as of September 30, 2013.

Business Outlook

CNinsure expects its total net revenues to grow by approximately 20% for the fourth quarter of 2014 compared with the corresponding period in 2013. This forecast reflects CNinsure’s current view, which is subject to change.

Conference Call

The Company will host a conference call to discuss the third quarter 2014 results as per the following details.

Time: 8:00 PM Eastern Standard Time on November 25, 2014
      or 9:00 AM Beijing/Hong Kong Time on November 26, 2014

3 Adjusted EBITDA is defined as net income before income tax expense, investment income, interest income, depreciation, amortization, and compensation expenses associated with stock option.

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The toll free dial-in numbers:

United States	1-855-500-8701
United Kingdom	0800-015-9724
Canada	1-855-757-1565
Taiwan	0080-665-1951
Hong Kong	800-906-606

The toll dial-in numbers:

China (Mainland)	400-120-0654
Singapore & Other Areas	+65-6723-9385

A replay of the call will be available for 7 days by dialing the following number:
+61-2-9003-4211

Conference ID #:30544278

Additionally, a live and archived web cast of this call will be available at:

http://ir.cninsure.net/events.cfm

About CNinsure Inc.

CNinsure is a leading independent insurance intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

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About Non-GAAP Financial Measures

In addition to the Company’s consolidated financial results under GAAP, the Company also provides adjusted operating income, adjusted operating margin, adjusted EBITDA, adjusted EBITDA margin and diluted adjusted EBITDA per ADS, which are non-GAAP financial measures. Adjusted operating income is defined as operating income before expenses associated with the Company’s online initiatives including CNpad, chetong.net and eHuzhu. Adjusted operating margin is defined as adjusted operating income divided by total net revenues. Adjusted EBITDA is defined as net income before income tax expense, investment income, interest income, depreciation, amortization and compensation expenses associated with stock option. Adjusted EBITDA margin is defined as adjusted EBITDA divided by total net revenues. Diluted adjusted EBITDA per ADS is defined as adjusted EBITDA divided by total number of ADS on a diluted basis. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. One limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude items that were significant in the third quarter of 2014 and the corresponding period of 2013, and these items have been, and will continue to be, a significant recurring factor in our business.

In light of the limitations, the presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Net Income to Adjusted EBITDA and Adjusted EBITDA Margin” and “Reconciliations of Adjusted Operating Income and Adjusted Operating Income Margin” set forth at the end of this release.

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CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2013	2014	2014
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,288,623	2,007,621	327,081
Restricted cash	11,100	10,155	1,654
Short term investments	253,900	718,900	117,123
Accounts receivable, net	199,482	200,330	32,638
Insurance premium receivables	57	262	43
Other receivables	254,776	81,798	13,326
Deferred tax assets	4,858	—	—
Amounts due from related parties	144,371	205,735	33,518
Other current assets	20,634	23,475	3,824
Total current assets	3,177,801	3,248,276	529,207

Non-current assets:
Property, plant, and equipment, net	69,562	52,043	8,479
Goodwill and intangible assets, net	107,668	169,799	27,664
Deferred tax assets	3,382	2,865	467
Investment in affiliates	189,241	211,475	34,453
Other non-current assets	13,076	12,176	1,984
Total non-current assets	382,929	448,358	73,047
Total assets	3,560,730	3,696,634	602,254

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CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2013	2014	2014
	RMB	RMB	US$
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to CNinsure Inc. of RMB10,282 and RMB3,491 (US$569) as of December 31, 2013 and September 30, 2014, respectively)	92,324	107,804	17,564
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to CNinsure Inc. of RMB223 and RMB1,198 (US$195) as of December 31, 2013 and September 30, 2014, respectively)	4,066	5,152	839
Other payables and accrued expenses (including other payables and accrued expense of the consolidated VIEs without recourse to CNinsure Inc. of RMB21,129 and RMB1,473 (US$240) as of December 31, 2013 and September 30, 2014, respectively)	147,954	122,159	19,902
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to CNinsure Inc. of RMB2,172 and RMB772 (US$126) as of December 31, 2013 and September 30, 2014, respectively)	39,089	36,710	5,981
Income tax payable (including income tax payable of the consolidated of VIEs without recourse to CNinsure Inc. of RMB2,603 and RMB2,706 (US$441) as of December 31, 2013 and September 30, 2014, respectively)	55,992	52,242	8,511
Total current liabilities	339,425	324,067	52,797

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CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

 (In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2013	2014	2014
	RMB	RMB	US$
Non-current liabilities:
Other tax liabilities	50,735	50,842	8,283
Deferred tax liabilities	23,808	25,900	4,220
Total non-current liabilities	74,543	76,742	12,503
Total liabilities	413,968	400,809	65,300

Ordinary shares	7,624	7,634	1,244
Additional paid-in capital	2,329,962	2,340,525	381,317
Statutory reserves	182,740	182,740	29,772
Retained earnings	618,885	753,577	122,772
Accumulated other comprehensive loss	(111,114)	(107,911)	(17,581)

Total CNinsure Inc. shareholders’ equity	3,028,097	3,176,565	517,524
Non-controlling interests	118,665	119,260	19,430
Total equity	3,146,762	3,295,825	536,954
Total liabilities and equity	3,560,730	3,696,634	602,254

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 CNINSURE INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2013	2014	2014	2013	2014	2014
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Revenues of insurance agency business	342,438	404,694	65,932	1,031,642	1,135,697	185,027
Revenues of insurance brokerage business	21,469	67,761	11,040	35,259	173,948	28,340
Revenues of claims adjusting business	63,846	69,880	11,385	176,712	207,747	33,846
Revenues of other services	2,881	—	—	9,572	—	—
Total net revenues	430,634	542,335	88,357	1,253,185	1,517,392	247,213
Operating costs and expenses:
Costs of insurance agency business	(261,417)	(318,806)	(51,940)	(795,010)	(875,739)	(142,675)
Costs of insurance brokerage business	(16,031)	(54,364)	(8,857)	(26,500)	(138,500)	(22,564)
Costs of claims adjusting business	(37,537)	(44,898)	(7,315)	(99,574)	(122,431)	(19,947)
Costs of other services	(2,345)	—	—	(6,459)	—	—
Total operating costs	(317,330)	(418,068)	(68,112)	(927,543)	(1,136,670)	(185,186)
Selling expenses	(27,337)	(26,955)	(4,391)	(71,804)	(75,523)	(12,304)
General and administrative expenses	(84,181)	(96,429)	(15,710)	(250,248)	(272,389)	(44,377)
Total operating costs and expenses	(428,848)	(541,452)	(88,213)	(1,249,595)	(1,484,582)	(241,867)
Income from operations	1,786	883	144	3,590	32,810	5,346
Other income, net:
Investment income	3,028	8,811	1,435	4,348	33,062	5,386
Interest income	20,721	19,446	3,168	62,589	63,462	10,339
Others, net	1,397	1,075	175	3,039	1,735	283
Income before income taxes and income of affiliates	26,932	30,215	4,922	73,566	131,069	21,354
Income tax expense	(4,743)	(4,190)	(682)	(16,778)	(18,726)	(3,051)
Share of income of affiliates	6,207	7,952	1,296	16,851	22,421	3,653
Net income	28,396	33,977	5,536	73,639	134,764	21,956
Less: net (loss) income attributable to noncontrolling interests	(592)	(811)	(132)	2,697	72	12
Net income attributable to the Company’s shareholders	28,988	34,788	5,668	70,942	134,692	21,944

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CNINSURE INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2013	2014	2014	2013	2014	2014
	RMB	RMB	US$	RMB	RMB	US$
Net income per share:

Basic	0.03	0.03	0.01	0.07	0.13	0.02
Diluted	0.03	0.03	0.01	0.07	0.13	0.02

Net income per ADS:

Basic	0.58	0.70	0.11	1.42	2.69	0.44
Diluted	0.58	0.69	0.11	1.42	2.68	0.44

Shares used in calculating net income per share:

Basic	998,861,526	1,000,565,906	1,000,565,906	998,861,526	999,928,000	999,928,000
Diluted	998,861,526	1,004,883,981	1,004,883,981	1,001,139,515	1,004,700,996	1,004,700,996

Net income	28,396	33,977	5,536	73,639	134,764	21,956
Other comprehensive (loss) income, net of tax: Foreign currency translation adjustments	(693)	(2,434)	(396)	(4,379)	3,203	522
Comprehensive income	27,703	31,543	5,140	69,260	137,967	22,478
Less: Comprehensive (loss) income attributable to the noncontrolling interests	(592)	(811)	(132)	2,697	72	12
Comprehensive income attributable to the CNinsure Inc.’s shareholders	28,295	32,354	5,272	66,563	137,895	22,466

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CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For the Three Months Ended			For the Nine Months Ended
	September 30,			September 30,
	2013	2014	2014	2013	2014	2014
	RMB	RMB	US$	RMB	RMB	US$

OPERATING ACTIVITIES
Net income	28,396	33,977	5,536	73,639	134,764	21,956
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	7,512	7,088	1,155	23,521	22,227	3,621
Amortization of intangible assets	3,416	4,864	792	10,248	12,098	1,971
Allowance for doubtful receivables	1,446	784	128	2,642	3,912	637
Compensation expenses associated with stock option	7,633	4,588	747	30,615	18,914	3,081
Loss (gain) on disposal of property, plant and equipment	15	134	22	(1)	49	8
Investment income	—	(3,983)	(649)	—	(14,653)	(2,387)
Share of income of affiliates	(6,207)	(7,952)	(1,296)	(16,851)	(22,421)	(3,653)
Changes in operating assets and liabilities	3,647	15,948	2,598	(34,764)	33,316	5,428
Net cash generated from operating activities	45,858	55,448	9,033	89,049	188,206	30,662

Cash flows used in investing activities:
Purchase of property, plant and equipment	(1,731)	(1,638)	(267)	(34,450)	(4,583)	(747)
Proceeds from disposal of property and equipment	127	8	1	157	366	60
Proceeds from disposal of short term investments	30,000	53,983	8,795	30,600	70,842	11,542
Purchase of short term investments	(20,000)	(170,000)	(27,696)	(253,900)	(530,000)	(86,347)
Acquisition of subsidiaries, net of cash	—	(63,724)	(10,382)	—	(62,709)	(10,216)
(Increase) decrease in restricted cash	(220)	463	75	(1,399)	945	154
Decrease in other receivables	—	127,687	20,803	—	122,632	19,979
Purchase of intangible assets	—	—	—	—	(118)	(19)
Return of investment in non-current assets	—	3,500	570	—	3,900	635
Addition in investment in non-current assets	—	(7,019)	(1,144)	—	(7,019)	(1,144)
(Increase) decrease in amounts due from related parties	(100,106)	13,739	2,239	(84,966)	(58,850)	(9,588)
Net cash used in investing activities	(91,930)	(43,001)	(7,006)	(343,958)	(464,594)	(75,691)

IR-167

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow-(Continued)

(In thousands)

	For the Three Months Ended			For the Nine Months Ended
	September 30,			September 30,
	2013	2014	2014	2013	2014	2014
	RMB	RMB	US$	RMB	RMB	US$

Cash flows generated from financing activities:

Acquisition of additional interest in subsidiary	—	(11,000)	(1,792)	—	(11,000)	(1,792)
Capital injection by noncontrolling interests	900	—	—	3,350	—	—
Proceeds on exercise of stock options	—	—	—	—	3,183	518
Net cash generated from (used in) financing activities	900	(11,000)	(1,792)	3,350	(7,817)	(1,274)

Net (decrease) increase in cash and cash equivalents	(45,172)	1,447	235	(251,559)	(284,205)	(46,303)
Cash and cash equivalents at beginning of period	2,315,545	2,008,608	327,242	2,525,618	2,288,623	372,862
Effect of exchange rate changes on cash and cash equivalents	(693)	(2,434)	(396)	(4,379)	3,203	522
Cash and cash equivalents at end of period	2,269,680	2,007,621	327,081	2,269,680	2,007,621	327,081

Interest paid	—	—	—	—	—	—
Income taxes paid	5,470	3,480	567	20,242	17,870	2,911

IR-167

CNINSURE INC.

Reconciliations of Net Income to Adjusted EBITDA and Adjusted EBITDA Margin

(In thousands, unaudited)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2013	2014	2014	2013	2014	2014
	RMB	RMB	US$	RMB	RMB	US$
Net income	28,396	33,977	5,536	73,639	134,764	21,956
Income tax expense	4,743	4,190	682	16,778	18,726	3,051
Investment income	(3,028)	(8,811)	(1,435)	(4,348)	(33,062)	(5,386)
Interest income	(20,721)	(19,446)	(3,168)	(62,589)	(63,462)	(10,339)
Depreciation	7,512	7,088	1,155	23,521	22,227	3,621
Amortization of intangible assets	3,416	4,864	792	10,248	12,098	1,971
Compensation expenses associated with stock option	7,633	4,588	747	30,615	18,914	3,081
Adjusted EBITDA	27,951	26,450	4,309	87,864	110,205	17,955
Total net revenues	430,634	542,335	88,357	1,253,185	1,517,392	247,213
Adjusted EBITDA Margin	6.5%	4.9%	4.9%	7.0%	7.3%	7.3%

IR-167

CNINSURE INC.

Reconciliations of Adjusted Operating Income and Adjusted Operating Income Margin

(In thousands, unaudited)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2013	2014	2014	2013	2014	2014
	RMB	RMB	US$	RMB	RMB	US$
Operating income	1,786	883	144	3,590	32,810	5,346
CNpad’s R&D and promotion expenses	7,220	8,368	1,363	20,062	23,363	3,806
Chetong.net’s R&D and promotion expenses	—	1,060	173	—	1,060	173
eHuzhu’s expenses	—	7,585	1,236	—	7,585	1,236
Adjusted Operating Income	9,006	17,896	2,916	23,652	64,818	10,561
Total net revenues	430,634	542,335	88,357	1,253,185	1,517,392	247,213
Adjusted Operating Income Margin	2.1%	3.3%	3.3%	1.9%	4.3%	4.3%

IR-167

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 6122-2731

Email: qiusr@cninsure.net

Source: CNinsure Inc.

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